UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                       SCHEDULE 13G

                       Under the Securities Exchange Act of 1934


                              Benchmark Electronics, Inc.
                                        Common

                                       08160H10

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  08160H10   13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for SunTrust Banks of Tennessee, Inc.; SunTrust Equitable Securities Corporation as Parent Company for Equitable Asset Management; SunTrust Banks of Georgia, Inc.; Trusco Capital Managememt, Inc. and in
      fiduciary capacities.
      58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    366,319
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 589,148
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      -0-
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        591,248
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.08%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK and IA




                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                       UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)     Name of Issuer:
---------     --------------
              Benchmark Electronics, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
---------     -----------------------------------------------
              3000 Technology Drive
              Angleton, Texas  77515

Item 2(a)     Name of Person Filing:
---------     ---------------------
              SunTrust Banks, Inc. as Parent Holding Company for SunTrust
              Banks of Tennessee, Inc.; SunTrust Equitable Securities
              Corporation as Parent Company for Equitable Asset Management;
              SunTrust Banks of Georgia, Inc.; Trusco Capital Management,
              Inc. and in various fiduciary capacities.

Item 2(b)     Address of Principal Business Office(s):
---------     ---------------------------------------
              303 Peachtree Street, Suite 1500
              Atlanta, Georgia  30308

Item 2(c)     Citizenship:
---------     -----------
              SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Tennessee is a Tennessee corporation; SunTrust Equitable
              Securities is a Tennessee corporation and a registered investment adviser; Equitable Asset Management is a Tennessee
              Corporation and a registered investment adviser; Trusco
              Capital Managememt, Inc. is a registered investment adviser and and a Georgia corporation; SunTrust Banks of Georgia is a Georgia corporation.

Item 2(d)     Title of Class of Securities:
---------     ----------------------------
              Common

Item 2(e)     CUSIP Number:
---------     ------------
              08160H10


Item 3        Type of Person:
------        --------------
              (b) Bank as defined in section 3(a)(6) of the Act.
              (e) Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940.
              (g) Parent holding company, in accordance with para. 240,13d-
                  1(1)(ii)(H).

Item 4         Ownership:
------         ---------

               Amount Beneficially Owned.  591,248

               (b)  Percent of Class:   5.08%

               (c)  Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  366,319

                 (ii)  Shared power to vote or to direct the vote: -0-

                (iii)  Sole power to dispose or to direct the disposition of:
                            589,148

                (iv)   Shared power to dispose or the direct the disposition
                        of:  -0-




Item 5       Ownership of Five Percent or Less of Class:
------       ------------------------------------------
             Not applicable

Item 6       Ownership of More than 5 Percent of Behalf of Another Person:
------       ------------------------------------------------------------
             See Exhibit B

Item 7       Identification and Classification of the Subsidiary Which
------       Acquired the Security Being Reported on By the Parent Holding
             Company:
             ------------------------------------------------------------
             See Item 2 and Exhibit C

Item 8       Identification and Classification of Members of the Group:
------       ---------------------------------------------------------
             Not Applicable

Item 9       Notice of Dissolution of Group:
------       ------------------------------
             Not Applicable

Item 10      Certification:
-------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature:
             ---------
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999

SunTrust Banks, Inc.

By        /s/ Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Assistant Vice President
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.


                                  EXHIBIT A

The shares reported are held by one or more subsidiaries of SunTrust
Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

Certain of the shares included in shared voting authority are held in agency accounts, and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority or trust accounts and therefore, are reported as shared voting authority.


                                  EXHIBIT B

Various co-trustees share the power to direct subsidiaries of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.


                                  EXHIBIT C


                               Sole     Shared     Sole      Shared
                              Voting    Voting    Power to   Power to
Name of Person Filing          Power     Power     Dispose    Dispose
----------------------------------------------------------------------
SunTrust Banks of Tenneessee, Inc.
as Parent Holding Company for:
------------------------------
SunTrust Bank, Nashville, N.A.    2,850      -0-      750      -0-
and in Various Fiduciary
Capacities
201  4th Avenue North
Nashville, Tennessee  37219

SunTrust Banks, Inc.
--------------------
Trusco Capital Management,      25,439         -0-       25,439      -0-
Inc.
50 Hurt Plaza, Suite 1400
Atlanta, Georgia  30303


SunTrust Equitable Securities Corporation
as Parent Company for:
-----------------------------------------
Equitable Asset Management     312,627         -0-     312,627       -0-
Atlanta Plaza One
950 E. Paces Ferry Road NE
Atlanta, Georgia  30326


SunTrust Banks of Georgia, Inc.
as Parent Holding Company for:
------------------------------
SunTrust Bank, Atlanta          25,403        -0-      250,332      -0-
and in various fiduciary
capacities
25 Park Place, NE
Atlanta, Georgia  30303



Shares Beneficially Owned:  591,248


SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308


February 8, 1999


Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership of more than 5% by SunTrust Banks, Inc. and its subsidiaries of shares of Benchmark Electronics, Inc. Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investmemt Operations, Inc. as agent for SunTrust Banks, Inc.


cc:   Benchmark Electronics, Inc.
      New York Stock Exchange